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                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                    PURSUANT TO RULE 17f-2 [17 CRF 270.17f-2]

 1.  INVESTMENT COMPANY ACT RULE NUMBER: 811-9054

 2.  STATE IDENTIFICATION NUMBER:

 3.  EXACT NAME OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:

          CREDIT SUISSE HIGH INCOME FUND, INC.

 4.  ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (NUMBER, STREET, CITY, STATE, ZIP
     CODE):

          466 LEXINGTON AVENUE
          NEW YORK, NY 10017

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Credit Suisse Trust - International Focus Portfolio, Credit Suisse Institutional Fund, Inc. - International Focus Portfolio, Credit Suisse International Focus Fund, Inc., Credit Suisse Japan Equity Fund, Inc., Credit Suisse Global Fixed Income Fund, Inc., Credit Suisse High Income Fund, Credit Suisse Fixed Income Fund, Credit Suisse Investment Grade Bond Fund, Inc., Credit Suisse Institutional High Yield Fund, Inc., Credit Suisse Institutional Fixed Income Fund, Inc., Credit Suisse Global Technology Fund, Inc., and Credit Suisse Institutional International Fund, Inc. (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' securities lending compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 8, 2003, and from May 30, 2003 (last examination date) through August 8, 2003.

Based on this evaluation, we assert that the Funds' securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 8, 2003, and from May 30, 2003 (last examination date) through August 8,

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2003, with respect to securities reflected in the investment accounts of the
Funds as being out on loan.

Credit Suisse Trust - International Focus Portfolio
Credit Suisse Institutional Fund, Inc. - International Focus Portfolio Credit Suisse International Focus Fund, Inc.
Credit Suisse Japan Equity Fund, Inc.
Credit Suisse Global Fixed Income Fund, Inc.
Credit Suisse High Income Fund
Credit Suisse Fixed Income Fund
Credit Suisse Investment Grade Bond Fund, Inc.
Credit Suisse Institutional High Yield Fund, Inc.
Credit Suisse Institutional Fixed Income Fund, Inc.
Credit Suisse Global Technology Fund, Inc.
Credit Suisse Institutional International Fund, Inc.

By:       Joseph D. Gallagher
          -------------------------------------------------

Title:    Chairman of the Board and Chief Executive Officer
          -------------------------------------------------

          11/20/03
          -------------------------------------------------
          Date

By:       Michael A. Pignataro
          -------------------------------------------------

Title:    Chief Financial Officer and Treasurer
          -------------------------------------------------

          11/20/03
          -------------------------------------------------
          Date

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS/TRUSTEES OF:

Credit Suisse Trust - International Focus Portfolio
Credit Suisse Institutional Fund, Inc. - International Focus Portfolio Credit Suisse International Focus Fund, Inc.
Credit Suisse Japan Equity Fund, Inc.
Credit Suisse Global Fixed Income Fund, Inc.
Credit Suisse High Income Fund

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Credit Suisse Fixed Income Fund
Credit Suisse Investment Grade Bond Fund, Inc.
Credit Suisse Institutional High Yield Fund, Inc.
Credit Suisse Institutional Fixed Income Fund, Inc.
Credit Suisse Global Technology Fund, Inc.
Credit Suisse Institutional International Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Credit Suisse Trust - International Focus Portfolio, Credit Suisse Institutional Fund, Inc. - International Focus Portfolio, Credit Suisse International Focus Fund, Inc., Credit Suisse Japan Equity Fund, Inc., Credit Suisse Global Fixed Income Fund, Inc., Credit Suisse High Income Fund, Credit Suisse Fixed Income Fund, Credit Suisse Investment Grade Bond Fund, Inc., Credit Suisse Institutional High Yield Fund, Inc., Credit Suisse Institutional Fixed Income Fund, Inc., Credit Suisse Global Technology Fund, Inc., and Credit Suisse Institutional International Fund, Inc. (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 8, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures for the Funds' securities lending program were the following tests performed as of August 8, 2003, and with respect to agreement of securities loaned and returned, for the period from May 30, 2003 (the date of our last examination) through August 8, 2003:

- Confirmation of all securities out on loan with the Funds' securities lending agent (an affiliated custodian);

-    Confirmation of all such securities out on loan with the Funds' custodian;

- Reconciliation of all such securities on loan between the Funds' securities lending agent and custodian;

- Confirmation of all collateral received with securities lending agent; - Confirmation of all invested collateral with unaffiliated mutual fund;

- Confirmation of the securities lending agent's aggregate position of all such securities out on loan with borrowers/brokers. Reconciliation of the borrowers/brokers position to the securities lending agent's aggregate position, including the Funds';

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-    Agreement of 6 security loan transactions and 6 security return transactions for each Fund, from May 30, 2003 (the date of our last examination) through August 8, 2003, from the books and records of the Funds' securities lending agent to the Funds' custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Funds' securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 8, 2003 with respect to securities reflected in the investment accounts of the Funds as being out on loan is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors/Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


November 20, 2003